

Joseph Hamedl, PharmD, RPh · 2nd

Pharmacist In Charge at PersonalRX - Your Pharmacy. Delivered.

Kearny, New Jersey, United States · 226 connections ·

Contact info

PersonalRX - Your Pharmacy. Delivered.

Clarkson University Graduate School

Experience

PersonalRX - Your Pharmacy. Delivered.
1 yr 1 mo

Pharmacist In Charge
Jan 2021 – Present · 4 mos
East Rutherford, New Jersey, United States

Staff Pharmacist
Apr 2020 – Jan 2021 · 10 mos
East Rutherford, New Jersey, United States

Senior Research Associate
minds + assembly
Oct 2019 – Mar 2020 · 6 mos
New York, New York

CVS Health

5 yrs 1 mo

Staff Pharmacist
Sep 2019 – Oct 2019 · 2 mos
Roselle, New Jersey

Pharmacy Manager
Mar 2019 – Sep 2019 · 7 mos
Poughkeepsie, New York

Show 3 more roles

Pharmacy Intern
HealthAlliance of the Hudson Valley
Jun 2016 – May 2018 · 2 yrs
Kingston, NY

Education

Clarkson University Graduate School
Master of Business Administration - MBA, Health/Health Care Administration/Management
2019 – 2021

Albany College of Pharmacy and Health Sciences
Doctor of Pharmacy (PharmD), Concentration in Nephrology
2012 – 2018
Activities and Societies: American College of Clinical Pharmacy (ACCP) CaRE Coordinator American Pharmacists Association (APhA), Student Mentor

Licenses & certifications

APhA Pharmacy-Based Immunization Delivery Certified
APHA Community Development Corporation
Issued Sep 2016 · No Expiration Date

CPR Certified
American Heart Association | American Stroke Association
Issued Sep 2020 · Expires Sep 2022

Pharmacist
New York Board of Pharmacy

Issued Sep 2018 · Expires Aug 2021
Credential ID 064766

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Volunteer experience

CaRE Coordinator

American College of Clinical Pharmacy (ACCP)
Sep 2015 – May 2017 • 1 yr 9 mos
Health

Managed screenings in the Albany area to assess patients' blood pressures, glucose levels, lipid panels, diet, and lifestyle modifications
Trained volunteers for these screening events
Facilitated CaRE Screenings for underserved men, women, and veterans at locations such as homeless shelters, food pantries, community centers, and community health expos
Delivered a Heroin Abuse Awareness presentation for local high school students
Submitted an article to the NYS-ACCP Insider newsletter summarizing student chapter involvement

Student Member

American Pharmacists Association
Feb 2015 – May 2017 • 2 yrs 4 mos

Assessed patients' risk for heart disease and recommended ways to live a healthier lifestyle
Discussed the dangers of prescription drug abuse with local high school students
Counseled patients on their current medications and looked for potential drug-drug interactions

Student Mentor

ACPHS Academy
Sep 2014 – May 2015 • 9 mos
Children

Assisted children after school in developing their interest in science
Walked the kids through science projects and helped with their homework.
Model behavior for students to understand how important it is to get an education